

December 4, 2023

Wing Wah Cheng
Chief Executive Officer
Samfine Creation Holdings Group Limited
Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

       Re: Samfine Creation Holdings Group Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed December 1, 2023
           File No. 333-275498

Dear Wing Wah Cheng:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

Amendment No. 1 to Form F-1

Dilution, page 61

1.   Refer to the first paragraph and your disclosure of the computation of historical net tangible book value of US$889,891 at June 30, 2023. We note your deferred IPO costs are reflected in the balance sheet line item, prepayments and other current assets, net, on pages F-29 and F-45. Please provide us with the detailed computation of your historical net tangible book value based on the amounts shown in the June 30, 2023 balance sheet or notes.

Exhibits

2.   Please file the form of underwriting agreement as an exhibit with your next amendment.

3.   Please have counsel remove assumption 10 from the legal opinion filed as Exhibit 5.1 It is not appropriate for counsel to assume that the company is not in bankruptcy. For more information, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

General

4.   Your revisions in response to prior comment 5 state that, "The Resale Shares may be sold once our Ordinary Shares begin trading on Nasdaq" and "The Selling Shareholders will sell their shares only when our Ordinary Shares begin trading on Nasdaq." Please revise the resale prospectus to confirm that the resale shares will not be sold unless the firm commitment offering is completed.

     Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li